Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated April 17, 2015

Registration No. 333-202478

OpGen, Inc.

3,750,000 Shares

Common Stock

This free writing prospectus relates to the initial public offering of common stock of OpGen, Inc. and should be read together with the preliminary prospectus dated April 6, 2015, or the preliminary prospectus, included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our common stock, which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1293818/000104746915003470/a2224254zs-1a.htm.

OpGen, Inc. has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents OpGen, Inc. has filed with the SEC for more complete information about OpGen, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the preliminary prospectus may be obtained from Maxim Group LLC if you request it by calling toll-free (800) 724-0761.

FAQs Regarding Our Business

OpGen has indicated that it will provide initial MDRO gene results within 24 hours of receipt of the patient specimen.  Is that time frame too long for hospitals?

No.  The Company has received little pushback with a 24 hour turnaround time. Hospitals in our Partner-Pilot-Program believe such timeframe is an improvement over the current standard, where it can take 3 to 5 days to get full culture information and weeks to get the high resolution data our Acuitas MDRO tests provide.  In addition, we believe 24 hour turnaround time for the surveillance screening program meets and exceeds the current standard.

There are companies with products that provide point of care results in a two hour time frame.  How can you compete with that?

OpGen is not trying to compete in the acute care rapid test environment.  To our knowledge, there is no two-hour test with the content and information obtained from the Acuitas MDRO test products.  The closest DNA test is one from Cepheid, called Carba-R. That test is currently available in Europe and is in clinical trials in the U.S. We do not believe that Carba-R can provide the spectrum of information that the Acuitas MDRO gene tests provide.  For example, we believe that test does not include a number of key cabapenem resistance genes, ESBL or third generation Cephalosporin genes, and provides VanA resistance information only by ordering an additional test.  We believe all of these genes and additional ones that OpGen plans to add to its Acuitas MDRO test products are important for MDRO surveillance programs for the ICU patient.

We also believe, with our capitated surveillance service model, that OpGen will be able to offer commercially available tests from other companies along with our Acuitas MDRO test products.  As noted in the preliminary prospectus, we envision working with partners, which may include companies developing rapid diagnostic tests for MDROs.

How many patients admitted to hospitals in the U.S. stay for more than 24 hours?

To our knowledge, the average length of stay for the 20% of patients admitted to high acuity ICUs in acute care hospitals is 5 to 6 days. Patients with complex medical and surgical issues can stay much longer, particularly acutely ill patients who develop secondary infections. OpGen’s MDRO test products and surveillance services are targeted at such acutely ill patients.  In Long Term Acute Care Hospitals, we believe the average length of stay is over 30 days.

We anticipate developing outpatient testing, and believe this provides a significant growth opportunity for our products. For example, cancer patients undergoing chemotherapy, who are immuno-compromised, or chronically ill patients such as dialysis patients, could represent potential markets for our surveillance testing services.

Who are some of your key opinion leaders?

Belinda Yen Lieberman, M.D. of the Cleveland Clinic and James Snyder, of the University of Louisville Hospital are two key opinion leaders at two of the hospitals participating in our Partner-Pilot-Program.

Employment of New Officers

Kevin Krenitsky, President

Kevin Krenitsky, M.D., age 48, joined OpGen as our President in April 2015.  Prior to joining OpGen, he served as Chief Commercial Officer and Senior Vice President, International Strategy of Foundation Medicine, Inc., or Foundation Medicine, from June 2011 to April 2015.  Prior to Foundation Medicine, Dr. Krenitsky was president of Enzo Clinical Labs, Inc., or Enzo, from March 2009 to June 2011.  Before his employment at Enzo, he was the chief executive officer of BioServe Biotechnologies, Ltd., a global biotechnology company specializing in processing genetic diagnostic tests, from 2007 to February 2009. From 2006 to 2007, he was the interim chief executive officer of Parkway Clinical Laboratories Inc., a clinical diagnostic lab providing comprehensive routine and esoteric testing. Dr. Krenitsky received a B.S. in business management from the University of Scranton and an M.D. from Jefferson Medical College.

On April 17, 2015, we entered into an executive employment, change in control and severance benefits agreement with Kevin Krenitsky.  Under the agreement, Dr. Krenitsky will work 10% of his professional time until May 31, 2015 and join the Company full time in June 2015.  His initial base salary is $325,000 and annual bonus opportunity, based on performance goals determined by our board, is a target bonus of 40% of annual base salary.  In addition, Dr. Krenitsky will receive an award of stock options to acquire two and one-half percent (2.5%) of the fully diluted equity of the Company.  Under the agreement, upon any termination of Dr. Krenitsky’s employment without “cause” that constitutes a “separation from service” under Section 409A of the Internal Revenue Code, he will receive severance compensation equal to his base salary at the time of termination for six months. The agreement provides for the acceleration of the vesting, or lapse of forfeiture restrictions on his then-outstanding equity awards in the event of termination of employment in connection with a change in control, if the then-outstanding equity awards are not continued, assumed or substituted and would otherwise terminate and expire upon the change in control. In addition, the agreement provides that, for 12 months following a change in control, if Dr. Krenitsky terminates the agreement for good reason or the Company or a successor terminates the agreement without cause, Dr. Krenitsky will receive severance payments for six months and all outstanding equity awards will vest, or have lapse of forfeiture restrictions, as applicable, as of the effective date of the termination of employment.

Timothy C. Dec, Interim Chief Financial Officer

Timothy C. Dec, age 56, joined OpGen as our interim Chief Financial Officer in April 2015.  Prior to joining OpGen, Mr. Dec served as Senior Vice President and Chief Financial Officer for Clubwidesports, LLC, a start-up sports management software company, from January 2014 to April 2015. From August 2007 to December 2012, Mr. Dec was Senior Vice President and Chief Financial Officer  of Fortress International Group, Inc., a publicly traded company.  Mr. Dec has served in Chief Financial Officer or other senior financial executive roles at companies in a number of industries from September 1986 through August 2007, including three publicly traded companies listed on NASDAQ or AMEX, such as Corvis Corporation, and with private equity-backed companies.  Mr. Dec also has public accounting firm experience.  Mr. Dec is an adjunct professor at Mount St. Mary’s University, where he teaches M.B.A. courses in Finance. Mr. Dec received his B.S. in Accounting from Mount St. Mary’s University and an M.B.A. from American University.

On April 17, 2015, we entered into an employment agreement with Mr. Dec, with an initial base salary of $260,000 and annual bonus opportunities based on performance goals determined by our board, with a target bonus of thirty percent (30%) of annual base salary.  In addition, Mr. Dec will receive an award of stock options to acquire three-quarters of one percent (0.75%) of the fully diluted equity of the Company.  The stock options will vest in equal monthly installments for an interim period, expected to last 90 days, and then vest in accordance with the Company’s standard vesting practices.  The agreement provides for the acceleration of the award if Mr. Dec’s employment is terminated in connection with a change in control, if the award is not continued, assumed or substituted and would otherwise terminate and expire upon the change in control. In addition, the agreement provides for acceleration of the award, if the award is continued, assumed or substituted for in connection with a change in control, and, during the six (6) month period after the effective date of the change in control, Mr. Dec’s employment with the Company is terminated without cause.